Exhibit 7

DBRS POLICIES AND PROCEDURES TO ADDRESS AND MANAGE CONFLICTS OF INTEREST

Management of Conflicts of Interest – Disclosure Document

Purpose:

The purpose of this disclosure document is to set out the manner in which DBRS protects the objectivity and independence of its ratings from conflicts of interest.

Identifying Conflicts of Interest

Rating agencies face certain potential threats to their objectivity and independence. When, in the course of its business, an actual or potential conflict of interest is identified, DBRS determines whether the conflict of interest is prohibited and so must be eliminated or whether the conflict can be managed and disclosed.

DBRS will take appropriate action to ensure that any prohibited conflict of interest is eliminated.

In cases where DBRS determines that a conflict of interest is not prohibited, it makes specific and timely public disclosure of the conflict of interest through www.dbrs.com, and establishes, maintains and enforces written policies and procedures to manage the conflict of interest.

DBRS has identified and disclosed the following areas as potential, non-prohibited, conflicts of interest for which related policies and procedures have been implemented.

1. Relationships with Issuers and Subscribers

DBRS operates under an issuer-pay model, meaning that it is paid by issuers, sponsors and underwriters to determine credit ratings with respect to securities or money market instruments they issue, sponsor or underwrite, and by obligors to determine credit ratings with respect to the obligors (collectively "Issuers").

DBRS also receives compensation from those who subscribe to DBRS rating reports, industry studies, commentaries and securitization servicer reports ("Subscribers"). Subscribers may use DBRS ratings for a variety of purposes, including to comply with, or obtain benefits under, laws and rules. Subscribers may also own investments or have entered into transactions that could be favorably or adversely affected by a rating issued by DBRS.

Relationships between DBRS and its Issuers and Subscribers are potential sources of conflicts.

DBRS manages these potential conflicts by ensuring that its ratings are determined in accordance with its established ratings policies, procedures and methodologies, which provide, among other things, that the ratings that DBRS assigns to a security are not affected by the fees DBRS receives for those ratings or from the potential for a new or enhanced business relationship between DBRS and any party.

In order to ensure that the determination of DBRS ratings is influenced only by factors relevant to the credit assessments, DBRS maintains an organizational and committee structure, with supporting policies, procedures and internal controls designed to effectuate the separation of its analytical personnel from those who are involved with marketing activities and fee discussions with Issuers or potential Issuers who may seek a DBRS rating. DBRS prohibits its analytical personnel from initiating, arranging, negotiating, or participating in discussions regarding fees or payments for ratings with current or potential Issuers.

DBRS maintains standard subscription fees for which Subscribers receive access to non-public information, such as rating reports. And while DBRS values its interaction with various market participants, including Subscribers and investors, DBRS ratings do not rely upon any such communications for the purposes of its rating determinations. Furthermore, in the event that DBRS analytical personnel become aware of any security ownership of an Issuer or Subscriber as a result of their interactions, DBRS analytical personnel are prohibited from being influenced by any such knowledge and are required to report any incidents where an Issuer or Subscriber attempts to pressure them or take or refrain from taking a rating action due to such ownership.

DBRS also reviews its ratings on a regular basis, and DBRS public ratings and rating policies and methodologies are publicly available at no cost on www.dbrs.com.

The risk of improper influence over DBRS ratings is further minimized by the fact that no single Issuer or Subscriber accounts for a substantial portion of DBRS' net revenues. In no case will DBRS issue or maintain a rating solicited by any person who, in the most recent fiscal year, provided DBRS with net revenue equal to or exceeding 10 percent of the total net revenue of DBRS for that fiscal year.

Furthermore, DBRS has adopted procedures regarding situations in which it has been engaged by an Issuer to assign a rating to securities or money market instruments issued by an asset pool or as part of an asset-backed or mortgage-backed securities transaction. In such cases, DBRS discloses specific information about the transaction on a password-protected Internet web site that it makes available to other nationally recognized statistical rating organizations who have furnished DBRS with an appropriate certification regarding their use of the information (Non-Hired NRSROs). DBRS also obtains written representations from the Issuer of such structured finance products that it will make all the information it gives DBRS to determine an initial rating or to monitor that rating available to the Non-Hired NRSROs through its own password-protected web site. These procedures enable Non-Hired NRSROs to provide unsolicited rating opinions on the subject securities.

2. *Restrictions on Personal Securities Ownership, Corporate Positions and Post-Employment Activities*

Other potential sources of conflict arise when DBRS staff directly involved in the rating process have direct ownership interests in Issuers, or where they have corporate positions with Issuers.

Subject to limited exceptions, DBRS analytical personnel, staff directly involved in credit rating activities and members of their immediate families are prohibited from buying, selling or engaging in any transaction in any Securities issued, guaranteed or otherwise supported by any entity rated by DBRS within their area of primary responsibility. Furthermore, DBRS staff are prohibited from serving as directors or officers in any entity that is rated by DBRS. DBRS rating policies and compliance-related procedures, guidelines and reporting requirements facilitate compliance with these prohibitions.

Furthermore, if a member of DBRS analytical personnel terminates his or her employment with DBRS and secures employment with a rated employer in respect of which the analytical personnel participated in the determination of the credit rating, DBRS shall conduct a review to determine whether a conflict of interest of the analytical personnel influenced a credit rating of a rated employer, and DBRS shall take all required action, including revising a credit rating, if appropriate, and making any necessary Employment Transition reports to the SEC.

3. Ordinary-Course Business Relationships

The third area for potential conflict arises in respect of DBRS's business relationships with Issuers and Subscribers.

DBRS does not have an ownership interest in any rated entity. Any business relationship that DBRS enters into with a person subject to a credit rating or a Subscriber will be on an arm's-length basis. In the event that it is determined that such a relationship may be other than in the ordinary course of business, DBRS has controls in its rating committee process to ensure that the business relationship does not affect the integrity and independence of the rating. The rating committee process is one of the primary ways that DBRS manages conflicts as it provides both a checkpoint for conflicts and minimizes the influence of any one person over the determination of the rating thereby preserving the depth, consistency, objectivity and independence of DBRS ratings. The separation of business and analytical functions at DBRS provides a further layer of protection against any potential conflict arising from DBRS's business relationships.

In addition, DBRS staff is prohibited from entering into business relationships with Issuers, other than arm's-length relationships conducted in the ordinary course of business.

4. Outside Activities of the Board of Directors

DBRS has adopted procedures reasonably designed to ensure that the outside activities of its independent board members do not influence DBRS ratings. Independent board members may not participate in any deliberation or discussion in which the independent board member has a financial interest in the outcome of the rating.

5. Gifts, Benefits and Entertainment

The giving or receipt of gifts, benefits or entertainment may create actual or potential conflicts of interest for DBRS employees. In order to address these conflicts, DBRS has adopted a Global Procedure in this area. Under this Procedure, DBRS Analytical Personnel and their immediate family members are forbidden to solicit or accept any form of gift, benefit or entertainment from anyone with whom DBRS does ratings-related business. Incidental items of a de minimis value that are offered as part of a client meeting are exempted from this prohibition.

Limits are also imposed on the giving of gifts, benefits or entertainment by Analytical Personnel, and on the receipt or giving of gifts, benefits or entertainment by non-Analytical Personnel. With very limited exceptions, all employees must disclose to their Regional Compliance Officer, all gifts, benefits or entertainment they give or receive.

DBRS Business & Employee Codes of Conduct

DBRS also maintains a Business Code of Conduct, which is a summary of an extensive range of policies, procedures and internal controls that DBRS has implemented to ensure the objectivity and integrity of its ratings and transparency of its operations, as well as an Employee Code of Conduct which sets out, and provides guidance in respect of, the DBRS standards of conduct to be followed by DBRS staff, and underpins the DBRS commitment to integrity in the conduct of its business.

The policies and procedures that address and manage the conflicts discussed above are listed below, and attached as an appendix to this exhibit:

- Anti-Bribery and Corruption Global Policy
- Avoiding Conflicts of Interest with Control Investors Global Procedure
- Business Code of Conduct
- Gifts, Benefits and Entertainment Global Procedure
- Look-Back Review Global Procedure
- Outside Business Interests Global Procedure
- Personal Trading Global Policy
- SEC Rule 17g-5(a)(3) Global Procedure
- Structured and Corporate Finance Structuring Prohibition Global Policy



ANTI-BRIBERY AND CORRUPTION GLOBAL POLICY

Effective Date: February 2, 2015
Owner: Global Compliance
Applies to: All DBRS Covered Personnel

I. Purpose

DBRS is committed to undertaking business in an ethical manner and in accordance with applicable rules and regulations.[1] As such, this Anti-Bribery and Corruption Global Policy ("Policy") defines the fundamental principles and risk-based approach that DBRS follows to prevent and mitigate risks associated with Bribery and Corruption.

II. Scope

The Policy applies to all DBRS Covered Personnel globally and extends to all DBRS business dealings and transactions in any country or region. This Policy should be read in conjunction with the Anti-Bribery and Corruption Global Procedure as well as all other applicable DBRS policies and procedures. Terms capitalized throughout this Policy are defined in the Appendix.

III. Policy Statements

A. Overview
DBRS commits to protecting the business and reputation of the firm by establishing procedures to proactively identify risks and potential acts of Bribery and Corruption, as well as adapting systems and processes to prevent them from occurring.

B. Zero Tolerance
DBRS has zero tolerance towards Bribery and Corruption in any form, whether it be committed directly or indirectly through Agents and Third Parties, and has implemented a range of measures and Procedures to prevent them from occurring.

DBRS will not enter into any business relationship or engage in any activity it knows or has reasonable grounds to suspect that arose as a result of a business relationship or activity that is, in any way, connected with or facilitates Bribery or Corruption. Furthermore, DBRS may exit any arrangement or terminate a business relationship if Bribery or Corruption occurs or may be reasonably thought to have occurred.

Covered Personnel are prohibited from:

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[1] The Corruption of Foreign Officials Act of Canada ("CFPOA"), the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.S. Bank Bribery Act, U.S. Securities Exchange Act ("SEA") 240.17g-6, and UK Bribery Act 2010, and OECD and UN Conventions.



- Soliciting, arranging or accepting bribes intended for the benefit of DBRS and/or their own benefit or that of their Immediate Family Members, friends, associates or acquaintances; and
- Offering, promising to, and/or giving a financial or other advantage to another entity or person to bring about the improper performance by such entity or person in order to secure a business advantage for DBRS.

IV.   Violations

Covered Personnel who violate this Policy and related Procedure, which includes, but is not limited to participation in Bribery and/or Corruption or knowingly allowing such practices to occur, may be subject to disciplinary action by DBRS, up to and including termination of employment. Depending on the nature of the violation, administrative, civil or criminal penalties may also ensue, and may allow for the prosecution of individuals in jurisdictions unrelated to the actual Bribery and/or Corruption.

V.   Questions

Covered Personnel who have questions about this Policy or any of the components within should contact their Regional Compliance Officer.

VI.   Appendix

A. Definitions

"Agents and Third Parties" means agents, representatives or any other intermediary that provides services to or on behalf of DBRS.

"Bribery" means the offering, promising, giving, accepting or soliciting of an advantage (financial or otherwise) as an inducement for an individual to improperly perform a relevant function or activity when the expectation of good faith or impartiality has been or will be breached.

"Corruption" means the act of inducing a recipient to misuse his/her position to procure a benefit for himself/herself or for another person contrary to that person's duty or the rights of others.

"Covered Personnel" means all full-time or part-time DBRS employees, interns, co-ops, contract employees, contractors and consultants.

"Immediate Family Member" means the spouse, domestic partner, child or other relative or person living with or financially dependent on the Covered Personnel.



AVOIDING CONFLICTS OF INTEREST WITH CONTROL INVESTORS GLOBAL PROCEDURE

Effective Date: July 20, 2015
Owner: Global Compliance
Applies to: All DBRS Covered Personnel

I. Purpose and Scope

DBRS has developed the Avoiding Conflicts of Interest with Control Investors Global Procedure ("Procedure") in accordance with applicable regulations to establish measures reasonably designed so that DBRS does not issue or maintain a credit rating related to its Control Investors or entities its Control Investors control.

This Procedure applies to all Covered Personnel globally and should be read in conjunction with the DBRS Employee Code of Conduct and other DBRS policies and procedures in effect. Terms capitalized throughout this Procedure are defined in the Appendix.

II. Conflict Prevention Procedures

A. Business Development

Before signing a Letter of Engagement with a new issuer, obligor or arranger, Business Development checks with Compliance to determine whether a Control Investor also controls the entity being rated or the entity issuing the security to be rated.

B. Compliance

Compliance maintains a list of entities that are controlled by the Control Investors and periodically compares that list to the entities and securities rated by DBRS. Upon being notified that a Control Investor has a pre-existing control relationship or has entered into a new control relationship with a public company, the Chief Compliance Officer ("CCO") or his designee promptly updates the list and determines whether DBRS rates the entity in question or securities issued by that entity. In addition, Compliance reviews the Structured Finance Letters of Engagement before a rating is assigned.

Compliance provides a representative of each of the Control Investors a periodic report of all public and private ratings assigned and maintained by DBRS as needed.

C. Covered Personnel

All Covered Personnel must notify their Regional Compliance Officer ("RCO") or the CCO in the event they become aware of an instance where DBRS currently rates or is engaged to rate an entity controlled by, or a security issued by an entity controlled by a Control Investor.



III.   Conflict Resolution Procedures

DBRS does not rate its Control Investors or any securities issued thereby. Furthermore, in the event it is determined that DBRS rates, or is engaged to rate, an entity controlled by a Control Investor, or a security issued by such an entity, DBRS may Discontinue-Withdraw the rating(s) in question in a manner that minimizes disruption to the marketplace.

The CCO confers with Senior Management, the Board of Directors, and/or counsel as necessary to determine the appropriate manner in which to effectuate the Discontinue-Withdraw rating action. DBRS may seek exemptive relief from applicable regulatory requirements if DBRS determines that such relief is in the best interest of users of DBRS credit ratings.

IV.   Disqualification of Control Investors from Discussions on Certain Matters

Control Investors and members of the Board of Directors of the Rating Acquisition Corporation, the DBRS holding company, other than a member who is also an executive of a DBRS entity, are always disqualified at any DBRS entity meeting from any deliberation involving a specific rating. Such persons must not have any influence or say in any specific rating action.

V.   Questions

Covered Personnel who have questions about this Procedure or any of the components within should contact their RCO.



VI.   Appendix

A. Definitions

"Control" is defined as the power to direct the management or policies of a person. A person is presumed to control a corporation if the person directly or indirectly owns 25% or more of the voting securities of that corporation. A person is presumed to control a trust if the person is a trustee or managing agent of the trust. A person is not presumed to control an entity that is held in a portfolio of a third-party *(i.e., unaffiliated)* fund in which the Control Investor has an ownership interest. However, if a Control Investor owns 25% or more of an unaffiliated fund, Compliance reviews the circumstances of that ownership to determine whether there is a potential conflict of interest.

"Control Investor" is defined as a person who, directly or indirectly, owns 25% or more of the outstanding shares of DBRS.

"Covered Personnel" is defined as all full-time or part-time DBRS employees, interns, co-ops, contract employees, contractors and consultants. This includes Analytical and Non-Analytical Personnel.

"Senior Management" is defined as the DBRS President and Chief Executive Officer and his or her direct reports.



July 2017

DBRS Business
Code of Conduct



Contact Information

Brian Weiss

Global Chief Compliance Officer

Tel. +1 203 883 5848

bweiss@dbrs.com



Table of Contents



Introduction

The DBRS Business Code of Conduct (the Business Code) reflects DBRS's[1] (DBRS or the Company) adherence to the International Organization of Securities Commissions (IOSCO) Code of Conduct Fundamentals for Credit Rating Agencies (IOSCO Code). The IOSCO Code is a framework of principles and practical measures designed to improve investor protection and the fairness, efficiency and transparency of the securities markets and to reduce systemic risk. The Business Code substantially follows the IOSCO Code structure to assist readers in referencing DBRS responses to specific aspects of the IOSCO Code.

The Business Code is a summary of a range of policies, procedures and controls that DBRS has established[2] to promote the objectivity and integrity of its ratings and the transparency of its operations. To the extent possible, DBRS implements global policies and procedures. DBRS also has established policies and practices to meet specific jurisdictional requirements in addition to those which are reflected in the Business Code.[3]

DBRS also maintains an Employee Code of Conduct that sets out and provides guidance in respect of the DBRS standards of conduct to be followed by DBRS Covered Personnel and underpins DBRS's commitment to conducting its business in an ethical manner and with integrity.

Please note that by adopting and publishing the Business Code, DBRS does not assume any responsibility or liability to any party arising from or in connection with the Business Code or the underlying policies, procedures and internal controls. The Business Code does not form a contract of any kind with any party and no party shall have any right whatsoever to enforce the Business Code in any respect. DBRS may, in its sole discretion, amend the Business Code at any time.

The Business Code uses certain standard terms that are capitalized and defined herein or in the attached Appendix I.

DBRS Credit Ratings

Credit ratings[4] are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity (Issuer) or obligation and/or security. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to Issuers and/or securities can change. Credit ratings are also based on approved and applicable methodologies, models and criteria (Methodologies), which are periodically updated and, when material changes are deemed necessary, this may also lead to rating changes.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should

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1. DBRS Limited, DBRS, Inc., DBRS Ratings Limited and DBRS Ratings México, Institución Calificadora de Valores S.A. de C.V. (DBRS Ratings Mexico) (collectively, DBRS).

2. DBRS maintains, documents, and enforces the policies, procedures and controls it has established.

3. DBRS presently complies with the following regulatory regimes through one or more of its operating companies: in Canada, the Designated Rating Organization (DRO) regime under National Instrument 25-101 DRO, Related Policies and Consequential Amendments; in the United States, the Nationally Recognized Statistical Rating Organization (NRSRO) regime under Section 15E of the Securities Exchange Act of 1934 and the Securities and Exchange Commission (SEC) rules thereunder; in the European Union (EU), the regime established in accordance with Regulation (EC) No1060/2009 of the European Parliament, amended by EU Regulation No 513/2011 and by EU Regulation No 462/2013on CRAs (the CRA Regulation); and in Mexico with the Ley del Mercado de Valores (Securities Market Law) and the Disposiciones de Caracter General aplicables a Instituciones Calificadoras de Valores (General Provisions applicable to Securities Rating Institutions) regulated by the Comision Nacional Bancaria y de Valores (CNBV).

4. As defined by IOSCO Code, a credit rating is an assessment regarding the creditworthiness of an entity or obligation, expressed using an established and defined ranking system.



Introduction (Continued)

default occur. Credit ratings are meant to provide opinions on relative measures of risk, but are neither based on expectations of any specific default probability nor meant to predict such.

DBRS does not provide investment advice and a DBRS credit rating is not a buy, sell or hold recommendation. Credit ratings deal with only one characteristic of the investors' decision-making process, which is credit risk.

They make no assessment of the appropriateness of ownership for a given investor within their investment objectives. Specifically, investors will have an interest in many areas which are outside the bounds of credit risk, such as the level of market prices, tax-related issues and investment losses that could result from changes in interest rates, market liquidity and other factors. The data and information on which DBRS bases its opinions is not audited or verified by DBRS, although DBRS conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DRBS uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that will exist across the rating spectrum and DBRS does not assert that credit ratings in the same category are of exactly the same quality. When using the rating symbols, investors should also be aware of the additional value that may be provided by under review statuses, rating trends as well as the comments and opinions referenced in DBRS press releases, rating reports and other publications.

DBRS uses rating scales to assign and monitor credit ratings, including: (1) commercial paper and short-term debt rating scale, (2) long-term obligations scale (including bonds), (3) preferred share rating scale (Canadian scale only), (4) credit fund rating scale, (5) national scale credit ratings, (6) financial strength rating scale, and (7) expected loss rating scale. For non-investment-grade Issuers, DBRS uses a recovery rating scale that is disclosed in the methodology. The most current DBRS rating scales and definitions in effect are available at no charge on www.dbrs.com and/or www.dbrs.mx (collectively, DBRS websites).



1. Quality and Integrity of the Rating Process

(1.1) DBRS credit ratings are formed and disseminated based on established Methodologies, policies and processes. DBRS's rating Methodologies are published on the applicable DBRS websites and cover Issuers and obligations that DBRS rates, including corporate finance Issuers, financial institutions, insurance companies, public finance and sovereign entities (collectively referred to as Corporate or Corporate Finance) as well as Structured Finance transactions (Structured Finance). The DBRS rating process includes a Rating Committee designed to check that sufficient data and information are factored into a rating.

DBRS maintains rigorous, systematic and continuous rating Methodologies that are subject to validation, including back-testing, where possible. DBRS publishes historical performance data, which includes default and transition studies, on an annual basis at a minimum.

(1.2) Credit ratings should reflect all information known and believed to be relevant to DBRS, consistent with the applicable Methodology that is in effect.

(1.3) When deciding whether to rate or continue to rate an Issuer, DBRS considers whether its Analytical Personnel have or will have access to sufficient information to perform the rating analysis. DBRS has adopted measures to check that the information it uses in assigning and maintaining a rating is sufficient to support the rating. These measures generally include a review of asset data, legal documents and transaction party information. All such information should be obtained from sources determined to be reliable. DBRS does not audit or verify any information it receives. If DBRS is asked to rate a type of financial product presenting limited historical data (such as an innovative financial vehicle), DBRS identifies the limitations of the rating in the rating report or press release.

(1.4) DBRS avoids issuing credit ratings for Issuers for which it does not have appropriate information, knowledge and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether DBRS can determine a credit rating for the security, DBRS refrains from issuing a credit rating.

(1.5) In assessing creditworthiness, Analytical Personnel involved in the credit rating action use the DBRS Methodology for the type of Issuer that is subject to the credit rating action. The Methodology should be applied in a manner that is consistent across all Issuers for which that Methodology is used.

(1.6) DBRS defines the meaning of each category in its rating scales and apply those categories consistently across all classes of rated Issuers to which a given rating scale applies.

(1.7) DBRS credit ratings are determined by a Rating Committee structure. Each Rating Committee includes experienced DBRS Covered Personnel. The Rating Committee process facilitates rating decisions that are a collective assessment of DBRS opinion rather than the view of individual analysts; based on sufficient information, incorporating both global and local considerations and applying approved Methodologies; and independent, free of any actual and perceived conflicts of interest.

(1.8) DBRS assigns Analytical Personnel who, individually or collectively, have appropriate knowledge and experience for assessing the creditworthiness of the type of Issuer being rated. In certain jurisdictions DBRS has also established policies and procedures for reviewing the historical performance of Analytical Personnel.

(1.9) DBRS maintains records to support its ratings in accordance with applicable laws and regulatory requirements in the jurisdictions in which DBRS conducts business.



1. Quality and Integrity of the Rating Process (Continued)

(1.10) DBRS has established policies, procedures and controls designed to avoid knowingly issuing any ratings or reports that contain misrepresentations or that are otherwise misleading about the general creditworthiness of an Issuer or obligation. Such steps may include having an Issuer's management review rating reports and press releases for factual errors prior to public dissemination.

(1.11) DBRS maintains a sufficient pool of Analytical Personnel to provide timely ratings of all obligations and Issuers it rates.

When deciding whether to issue a credit rating for an Issuer, DBRS assesses whether it is able to devote a sufficient number of Analytical Personnel with the skill sets to determine credit ratings and whether the Analytical Personnel have access to sufficient information to determine a credit rating.

(1.12) DBRS has established criteria committees for each of the Corporate and Structured Finance sectors composed of Analytical Personnel and senior managers. The Structured Finance Criteria Committee (SFCC) responsibilities include a review of the feasibility of providing a rating for a new product or asset class that is significantly different from the asset classes that DBRS currently rates and a review of new and changed Structured Finance Methodologies. The Corporate Finance Criteria Committee (CFCC) has similar responsibilities to SFCC regarding review of Corporate Methodologies. In line with jurisdictional regulatory requirements, DBRS publishes new and materially changed Methodologies for comment and, as appropriate, may incorporate stakeholder comments.

(1.13) DBRS has implemented an Independent Review Function (IRF) in each jurisdiction where it operates, which is responsible for reviewing and approving new and existing Methodologies, models and any significant changes made thereto in accordance with regulatory requirements and DBRS policies and procedures. The SFCC and CFCC reviews new and changed Methodologies prior to the IRF review and approval of them. The IRF is independent of analytical and business development activities and reports to the DBRS Boards or a Supervisory Board that has been established in each of the jurisdictions in which DBRS operates.

DBRS assesses whether existing Methodologies for determining ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially.

(1.14) DBRS structures its rating teams to promote continuity and avoid bias in its rating process. Each major DBRS Corporate industry and Structured Finance product group is headed by a member of DBRS Management who oversees a team consisting of senior and junior Analytical Personnel. In jurisdictions in which it is required to do so by regulation, DBRS rotates membership in its rating teams, which are done gradually and in a manner designed to promote continuity.

(1.15) For DBRS to provide timely credit ratings for all rated industry and product sectors, DBRS has allocated adequate resources to monitor its ratings, as necessary, on an ongoing basis and update its ratings at least on an annual basis, except for ratings which indicate that they do not entail ongoing monitoring, in accordance with regulatory requirements and DBRS policies and procedures. DBRS's monitoring of ratings incorporates all cumulative experience obtained and applies changes in ratings criteria and assumptions, where appropriate, to subsequent ratings. Press releases are published when rating actions are taken and, where applicable, rating reports are updated and published.

(1.16) DBRS may maintain separate surveillance teams from the analytical teams that are responsible for the initial rating of Structured Finance products. Where separate teams are used, each team maintains a requisite level of expertise and resources to perform their respective functions in a timely manner.



1. Quality and Integrity of the Rating Process (Continued)

(1.17) DBRS has policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is discontinued – withdrawn.

(1.18) DBRS and its Covered Personnel interact fairly and honestly with rated Issuers, obligors, originators, underwriters, arrangers and users of credit ratings.

(1.19) DBRS holds its Analytical Personnel to standards of integrity and seeks to employ only those individuals who meet these standards.

(1.20) DBRS does not implicitly or explicitly provide any assurance or guarantee of a particular rating to Issuers, obligors, originators, underwriters, arrangers and users of credit ratings prior to a credit rating. From time to time, DBRS may develop a provisional[5] rating for new Issuers, Structured Finance and other transactions, but these ratings are not final. DBRS identifies the basis for the provisional rating as well as the fact that the final rating may be different if changed conditions or newly discovered facts warrant.

(1.21) DBRS and its Covered Personnel do not make promises or threats about potential credit rating actions to influence rated Issuers, obligors, originators, underwriters, arrangers or users of DBRS's credit ratings to pay for credit ratings or other services.

(1.22) DBRS, its Covered Personnel and Affiliates do not make proposals or recommendations regarding the activities of rated Issuers, including but not limited to proposals or recommendations about corporate or legal structure, assets, liabilities, activities, business operations, investment plans, lines of financing, business combinations or the design of Structured Finance products.

To produce credit ratings, there may be iterative dialogue and interaction between DBRS and one or more of the parties previously noted during the rating process. When rating a Structured Finance transaction, for example, Analytical Personnel are permitted to describe the assumptions and rationales used by DBRS to arrive at a ratings decision and explain how such assumptions and rationales apply to the transaction presented. In addition, Analytical Personnel may provide information on the quantitative output of the rating analysis to further explain the applicable rating methodology. During the course of providing any such information, Analytical Personnel do not offer recommendations about potential changes to obtain a desired credit rating.

(1.23) In each jurisdiction that DBRS operates, DBRS has policies, procedures and controls designed so that Covered Personnel comply with the internal policies, procedures and codes as well as applicable laws and regulations. Among other things, DBRS Personnel are required to comply with the Employee Code of Conduct, and to annually certify that they are doing so. Furthermore, as part of the hiring process, new DBRS Personnel are required to review the Employee Code of Conduct, to be familiar with all related policies and procedures and to confirm their ability and intent to comply with them. The annual certification also requires DBRS Personnel to acknowledge that they have read and understood the Business Code.

DBRS has appointed a Global Chief Compliance Officer (GCCO) to oversee and maintain the DBRS global compliance program and oversee the development and adequacy of DBRS policies, procedures and codes.

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5. DBRS Ratings Mexico does not issue provisional credit ratings.



1. Quality and Integrity of the Rating Process (Continued)

The GCCO is supported by Regional Compliance Officers (RCOs) in various jurisdictions. At present, the RCOs serve as the respective Nationally Recognized Statistical Ratings Organizations (NRSRO) Designated Compliance Officer (DCO), where applicable. The GCCO reports directly to the Boards of DBRS. The compensation of the GCCO and RCOs is not linked to business performance and is reviewed by the Board's Independent Non-Executive Directors (INEDs). The RCOs also have direct access to the Boards.

(1.24) DBRS Covered Personnel are expected to promptly report any conduct that they reasonably believe is illegal, unethical or contrary to the Employee Code of Conduct or any DBRS policy or procedure to the GCCO or their RCO. DBRS allows matters to be reported anonymously. DBRS does not limit a person from communicating or cooperating with appropriate governmental authorities, including its supervising regulators. DBRS protects DBRS Covered Personnel who, in good faith, report violations or other improper conduct from retaliation by other members of the DBRS Personnel (including DBRS Management). DBRS shall take appropriate action against anyone under its control who is found to have been involved in improper conduct.



2. DBRS Independence and Avoidance of Conflicts of Interest

A. General

(2.1) DBRS does not delay or refrain from taking a credit rating action based on the potential effect (economic, political or otherwise) of the action on DBRS, an Issuer, obligor, originator, underwriter, arranger, an investor or other market participant.

(2.2) Covered Personnel are required to use care and professional judgment to maintain their own independence and objectivity.

(2.3) The determination of a rating is influenced only by factors relevant to assessing the creditworthiness of the rated Issuer.

(2.4) Ratings that DBRS assigns to an Issuer or obligation are not affected by the existence of or potential for a business relationship between DBRS and the Issuer, obligor, originator, underwriter, arranger (or its Affiliates) or any other party or the non-existence of such a relationship.

(2.5) DBRS is in the credit ratings business and it does not engage in any other businesses that may present a conflict of interest with its credit ratings business. DBRS discloses the credit rating, ancillary as well as consulting and advisory services it conducts, if any, on the applicable DBRS websites.

B. DBRS Policies, Procedures, Controls and Disclosures

(2.6) DBRS has adopted written internal policies, procedures and controls to identify and eliminate or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the Company's opinions and analyses or the judgment and analyses of an Analytical Person or Rating Committee member. Among other things, these address how the following conflicts can potentially influence DBRS credit rating methodologies or credit rating actions:

  a. *Being paid to issue a credit rating by the rated Issuer or by the obligor, originator, underwriter or arranger of the rated obligation;*
  b. *Being paid by subscribers with a financial interest that could be affected by a DBRS credit rating action;*
  c. *Being paid by rated Issuers, obligors, originators, underwriters, arrangers or subscribers for services other than issuing credit ratings or providing access to DBRS credit ratings;*
  d. *Providing a preliminary indication or similar indication of credit quality to an Issuer, obligor, originator, underwriter or arranger prior to being hired to determine the final credit rating for the Issuer, obligor, originator, underwriter or arranger; and*
  e. *Having a direct or indirect ownership interest in a rated Issuer, entity or obligor, or having a rated Issuer, or obligor have a direct or indirect ownership interest in DBRS.*

DBRS will not rate an entity that is an Affiliate or Associate of DBRS or its Analytical Personnel. In addition, DBRS does not permit its Analytical Personnel to participate in or otherwise influence the determination of a credit rating if the Analytical Personnel has an Associate who currently works for the rated entity, its Affiliates or related entities.

DBRS will not issue a credit rating if a Covered Person has an actual or potential conflict of interest with an Issuer or rated entity. If the credit rating has already been issued, DBRS will publicly disclose in a timely manner that the credit rating may be affected.

(2.7) DBRS discloses its actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Principle 2.6 above) in a complete, timely, clear, concise, specific and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated Issuer, such conflict of interest is disclosed in the same form and through the same means as the relevant credit rating action.



2. DBRS Independence and Avoidance of Conflicts of Interest (Continued)

(2.8) DBRS discloses the general nature of its compensation arrangements with rated Issuers on the applicable DBRS websites. DBRS currently does not receive more than 10% of its annual revenue from any single Issuer, originator, arranger, client or subscriber, including affiliates of these entities. In the event that DBRS receives 10% or more of its annual revenue from one of these sources, DBRS would disclose this information. DBRS also complies with specific jurisdictional revenue concentration requirements or limits.

(2.9) DBRS supports the requirements for Structured Finance Issuers and originators of Structured Finance products to make all relevant information regarding these products available to investors to conduct their own analyses.

(2.10) DBRS does not hold or transact in trading instruments presenting conflicts of interest with DBRS rating activities.

(2.11) In instances where rated entities, such as governments, have or are simultaneously pursuing, oversight functions related to DBRS, DBRS does not use Analytical Personnel to conduct its rating actions who are responsible for interacting with the officials of such rated entities involved in its oversight issues.

C. DBRS Analyst and Employee Independence

(2.12) Reporting lines for DBRS Covered Personnel and their compensation arrangements are structured to eliminate or manage actual and potential conflicts of interest. Analytical Personnel are not compensated or evaluated on the basis of the amount of revenue that DBRS derives from Issuers that the Analytical Personnel rate or with which the Analytical Personnel regularly interact.

DBRS periodically, as necessary, conducts reviews of compensation policies and practices for its Analytical Personnel to check that these policies and practices do not compromise the objectivity of the rating process.

(2.13) DBRS maintains an organizational structure with supporting policies, procedures and internal controls designed to effectuate the separation of its Covered Personnel directly involved in credit rating activities from those who are involved in sales and marketing discussions with Issuers, obligors, originators, underwriters or arrangers who may seek a DBRS rating.

Analytical Personnel are prohibited from initiating, arranging, negotiating or participating in discussions involving commercial matters related to selling or marketing of any DBRS services. All such sales or marketing activities are required to be conducted by Non-Analytical Personnel who are excluded from credit rating activities.

(2.14) DBRS has adopted policies and procedures designed to check that the ratings it issues are free from compromising influences.

If any Analytical Personnel owns Securities of an Issuer (other than as noted in Section 2.15), has a prohibited interest in the Issuer or if any of the other situations described below causes or is perceived to cause a conflict of interest, the Analytical Person will not be permitted to participate in or otherwise influence the determination of the subject rating.

  a. *Holds or transacts in a trading instrument issued by the rated Issuer or obligor;*
  b. *Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated Issuer or obligor, or is a derivative based on a trading instrument issued by the rated Issuer or obligor;*
  c. *Holds or transacts in a trading instrument issued by an affiliate of the rated Issuer or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest;*



2. DBRS Independence and Avoidance of Conflicts of Interest (Continued)

d. *Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated Issuer, the ownership of which may cause or may be perceived as causing a conflict of interest;*

e. *Is currently employed or had a recent employment or other significant business relationship with the Issuer or obligor, or a lead underwriter or arranger of the Issuer that may cause or be perceived as causing a conflict of interest;*

f. *Is a director of the Issuer or obligor, or lead underwriter or arranger of the Issuer; or*

g. *Has/had another relationship with or interest in the Issuer or obligor, or lead underwriter or arranger of the Issuer or obligor that may cause or be perceived as causing a conflict of interest.*

(2.15) Analytical Personnel and their Immediate Family Members are prohibited from buying, selling or engaging in any transaction in any Securities issued, guaranteed or otherwise supported by any entity rated by DBRS within their area of primary responsibility. The Personal Trading Global Policy and Procedure as well as the Employee Code of Conduct are designed, together with supporting policies and procedures, to provide guidance to DBRS Covered Personnel regarding Securities trading activities to avoid conflicts of interest with DBRS rating activities..

(2.16) Analytical Personnel and their Immediate Family Members are not permitted to give or accept gifts or entertainment, other than incidentals of nominal value provided as part of a meeting, to or from anyone associated with a customer or prospective customer, or investor or prospective investor in an issuance or entity rated by DBRS. All Covered Personnel are not permitted to solicit gifts from anyone with whom DBRS does ratings-related business or accept gifts in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest.

(2.17) DBRS policies and procedures require Covered Personnel to disclose, subject to applicable laws, personal relationships that create the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated Issuer obligor, originator or the lead underwriter or arranger of the rated obligation within his or her area of analytic responsibility).

(2.18) DBRS has established policies and procedures regarding situations in which Analytical Personnel leave the employment of DBRS and join an entity that they participated in rating; an obligor whose obligation they participated in rating; an originator, underwriter, or arranger with which they had significant dealings as part of his or her duties at DBRS and takes actions as needed in accordance with applicable regulatory requirements.

(2.19) DBRS Covered Personnel are encouraged to raise any concerns they have and are required to report known or suspected violations of applicable laws, rules or DBRS policies and procedures. DBRS Covered Personnel can report using any of the options detailed within the How to Report Violations or Get Advice section of the Employee Code of Conduct.

(2.20) DBRS Covered Personnel must not bring proprietary or Confidential Information with them when they join DBRS. DBRS does not tolerate the unauthorized receipt or use of intellectual property or Confidential Information (including plagiarizing the work of others).



3. DBRS Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

(3.1) DBRS provides information on the applicable DBRS websites to assist investors in developing a greater understanding of what a rating is, including the nature and limitations of each rating. DBRS does not state or imply that its regulatory authorities endorse DBRS credit ratings and does not use its registration status to advertise the quality of DBRS credit ratings.

(3.2) DBRS publishes on the applicable DBRS websites sufficient information about its policies, credit ratings, credit rating process and its credit rating Methodologies so that market participants can understand the manner in which DBRS determines its ratings. DBRS press releases, announcements and invitations to industry forums are disclosed on the applicable DBRS websites, Bloomberg, Thomson Reuters and other electronic and print services. In addition to the aforementioned disclosed ratings information, DBRS also makes rating reports, industry studies, commentaries and securitization servicer reports available to subscribers, which may be free of charge in certain jurisdictions.

(3.3) In accordance with DBRS policies, new Methodologies and material changes to existing Methodologies are typically disclosed via press release on the applicable DBRS websites. Where feasible and appropriate, this disclosure is made before the change takes effect. DBRS carefully considers the various uses of its ratings before modifying its Methodologies, policies, procedures and processes.

(3.4) DBRS discloses the Credit Ratings Global Policy on the applicable DBRS websites, which addresses the issuance of unsolicited credit ratings.

(3.5) DBRS discloses its policies for distributing its ratings, reports and updates and for when a credit rating is discontinued – withdrawn. DBRS provides rationales to support each rating action.

(3.6) DBRS discloses clear definitions of the meaning of each rating category in its rating scales, the definition of default and the time horizon DBRS uses when making a rating decision. Except as noted in its Credit Ratings Global Policy, DBRS ratings are monitored on an ongoing basis as new information becomes available.

(3.7) DBRS differentiates ratings of Structured Finance products from traditional Corporate ratings though the use of a different rating symbol modifier (sf).

The SF modifier indicates that the rating is for a Structured Finance product and does not change the meaning or definition of the rating in any other way and does not change the risk of the particular Structured Finance product. DBRS clearly defines and consistently applies its rating symbols.

(3.8) DBRS is transparent about the manner in which each rating is determined.

(3.9) In accordance with the Company's rating policies and procedures, prior to issuing or revising a rating, DBRS, where feasible or appropriate and in accordance with jurisdictional requirements, informs the Issuer or obligor or arranger of the rated obligation of the information and principal considerations upon which the intended rating action is based and provides the Issuer, obligor or arranger with an opportunity to review for factual accuracy and inclusion for Material Non-Public Information (MNPI). Analytical Personnel evaluate these clarifications and all relevant information. If the Issuer takes exception to the rating, DBRS is generally prepared to consider an appeal where the Issuer, obligor or arranger provides material new information to DBRS. DBRS considers rating appeals on a case-by-case basis. DBRS defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.



3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

(3.10) When DBRS publically discloses or distributes to its subscribers a credit rating that is the result or subject of the credit rating action, it does so as soon as is practicable after taking the credit rating action, subject to jurisdictional regulatory requirements.

(3.11) Except for private ratings and ratings for certain private placement transactions provided only to the Issuer, DBRS discloses to the public, on a non-selective basis and at no cost, any rating regarding publicly issued Securities or Issuers as well as any subsequent decisions to discontinue such a rating.

(3.12) In the United States, Canada and Mexico, DBRS unsolicited credit ratings are ratings that are not initiated at the request of the Issuer, rated entity or other third party and are assigned without participation by the Issuer, rated entity or other third party. For each rating, DBRS discloses whether the Issuer, rated entity or other third party participated in the rating process and whether DBRS had access to the accounts and other relevant internal documents of the Issuer, rated entity or other third party. Each rating not initiated at the request of the Issuer, rated entity or other third party is identified as such. DBRS Mexico does not issue unsolicited credit ratings.

In the European Union (EU), DBRS unsolicited credit ratings are ratings that are not requested by the Issuer, rated entity or a related third party. A related third party is a party that is interacting with DBRS on behalf of a rated entity and could include, among others, an originator, arranger or sponsor; participation by the Issuer and access to their accounts is a separate disclosure. For each unsolicited rating in the EU, DBRS discloses whether the Issuer, rated entity or a related third party participated in the rating process and whether DBRS had access to the accounts and other relevant internal documents of the Issuer, rated entity or related third party.

In each case, at a minimum, disclosure is contained in the appropriate ratings press release and rating report. DBRS also identifies and maintains records of its unsolicited credit ratings.

(3.13) DBRS clearly indicates the attributes and limitations of each credit rating as well as the extent to which DBRS verifies information provided to it by the rated Issuer or the obligor, or originator, or the underwriter, or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, DBRS discloses its presence and the manner in which it may limit the credit rating.

(3.14) For each of its public ratings, DBRS indicates when the rating was last updated. DBRS references the last rating report and/or press release date, the principal Methodology(ies) and other Methodology(ies), as applicable, which were used in determining the rating(s) in its press releases. Further, the other Methodologies used may either be referenced as related research in the principal Methodology and/or listed in the ratings press release(s). These can be found on the applicable DBRS websites under "Methodologies."

Where the credit rating is based on more than one Methodology or where a review of only the principal Methodology was used, DBRS explains the manner in which the different credit rating methodologies and other important aspects factored into the credit rating decision in the credit rating press release and/or rating report in line with applicable regulatory requirements.

DBRS publishes the applicable rating disclosures as required by each jurisdiction in its ratings press releases and/or rating reports.



3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

(3.15) Generally, when DBRS issues a public rating on a Structured Finance product, DBRS provides sufficient information about its loss and cash flow analysis in its disclosure to assist investors in their review of DBRS analysis and ratings. DBRS also analyzes the sensitivity of a Structured Finance product rating to changes in the underlying rating assumptions and discloses the risk sensitivities as appropriate.

(3.16) When issuing or revising a rating, where applicable, DBRS explains in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the Issuer.

(3.17) DBRS publicly announces when it has discontinued a rating on an Issuer, security or obligation, which indicates the date the rating was last updated and the reasons for the decision to discontinue the rating, with the exception of Discontinued – Repaid credit ratings, which do not require a press release. Accordingly, in cases when DBRS discontinues the monitoring a credit rating for a rated Issuer, DBRS either discontinues – withdraws the credit rating or discloses such discontinuation as soon as practicable.

(3.18) To promote transparency and to enable the market to best judge the performance of the ratings, DBRS, where possible, publishes sufficient information about the historical default rates of DBRS rating categories and whether the default rates of these categories have changed over time. This allows interested parties to understand the historical performance of each category and if and how rating categories have changed. The statistics enable the market to draw quality comparisons among ratings issued by different credit rating agencies. DBRS publishes default and transition studies on an annual basis at a minimum. These studies include verifiable, quantifiable historical information about the performance of DBRS rating opinions, organized, structured and, where possible, standardized in such a way to assist investors in drawing performance comparisons among different credit rating agencies. If the nature of the rating or other circumstances make a historical default rate inappropriate, statistically invalid or otherwise likely to mislead the users of the rating, DBRS would explain this.

B. The Treatment of Confidential Information

(3.19) DBRS has adopted procedures and mechanisms to protect the Confidential and/or MNPI, including Confidential Information received from a rated Issuer, obligor, or originator, or the underwriter, or arranger of a rated obligation. Unless otherwise permitted by the Issuer, DBRS and DBRS Covered Personnel refrain from disclosing Confidential Information in press releases, research conferences or in conversations with investors, other Issuers or any other persons.

Notwithstanding the foregoing, DBRS and DBRS Covered Personnel:

a. *Do not use or disclose Confidential Information and/or MNPI for any purpose unrelated to DBRS's credit rating activities, including disclosing such information to other Covered Personnel where the disclosure is not necessary in connection with DBRS's credit rating activities, unless disclosure is required by applicable law or regulation;*
b. *Take reasonable steps to protect Confidential Information and/or MNPI from fraud, theft, misuse or inadvertent disclosure;*
c. *Do not use or disclose Confidential Information received from a rated Issuer in violation of the terms of any applicable agreement or mutual understanding. DBRS keeps the information confidential, unless disclosure is required by applicable law or regulation; or*
d. *Do not selectively disclose information about a pending credit rating action, except to the rated Issuer or as required by applicable law or regulation.*

(3.20) DBRS has adopted policies, procedures and controls designed to prevent violations of applicable laws and regulation governing the treatment and use of Confidential Information and/or MNPI.



3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

(3.21) DBRS prohibits DBRS Covered Personnel from engaging in transactions in Securities when they possess Confidential Information about the Issuer of such Securities. DBRS Covered Personnel should not share Confidential Information for the purpose of trading Securities or for any other purpose, except in the conduct of the DBRS ratings business. DBRS Covered Personnel are required to comply with the Company's personal trading policies and procedures as well as to periodically certify their compliance with the same as part of the annual statement of understanding.



4. Governance, Risk Management and Employee Training

(4.1) DBRS has established a Board of Directors for each jurisdiction in which it operates (DBRS Boards). Among other accountabilities, the DBRS Boards are required to monitor the development of credit policy and Methodologies, the effectiveness of the internal control system, the effectiveness of conflicts of interest measures and compliance and governance processes as well as adherence to the Business Code. In addition to DBRS executive management directors, the DBRS Boards include INEDs. The composition of the DBRS Boards is driven by jurisdictional regulatory requirements; however, all INEDs must maintain their independence of analysis, decision and action in all circumstances and are subject to DBRS's policies regarding conflicts of interest.

DBRS does not issue a credit rating unless a majority of the members of the DBRS Boards, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee the business activities of DBRS. In addition, at least one independent member and one other member possesses, using a reasonable person's standard, senior-level in-depth knowledge and experience regarding the Structured Finance product.

DBRS does not issue a credit rating if a member of it DBRS Boards participated in any deliberation involving a specific rating in which the member has a financial interest in the outcome of the rating.

DBRS compensates the independent members of the DBRS Boards through a flat annual fee. Accordingly, their compensation is not linked to the business performance of DBRS or its Affiliates.

As part of its governance structure, DBRS has also implemented a global Policy Review Group to review and approve all new and revised DBRS ratings and compliance policies and procedures.

(4.2) DBRS has established a risk management function made up of one or more senior managers or Covered Personnel with the appropriate level of experience, which is responsible for identifying, assessing, monitoring and reporting the risks arising from its activities, including but not limited to legal risk, reputational risk, operational risk and strategic risk. The function makes periodic reports to the DBRS Boards and senior management to assist them in assessing the adequacy of the policies, procedures and controls that DBRS established to manage risk, including the policies, procedures and controls specified in the IOSCO Code.

DBRS has designed and implemented administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control as well as safeguard arrangements for information processing systems (mechanisms). DBRS monitors and evaluates the adequacy and effectiveness of these mechanisms on a regular basis and takes appropriate measures to address any deficiencies.

DBRS has implemented and maintains a decision-making approach and an organizational structure with clear reporting lines, functions and responsibilities.

DBRS does not outsource activities if doing so materially impairs the effectiveness of its internal controls or the ability of a regulatory authority to conduct compliance reviews of DBRS's compliance with applicable legislation or its code of conduct. DBRS does not outsource the functions or duties of its compliance officer.



4. Governance, Risk Management and Employee Training (Continued)

(4.3) DBRS provides formal ongoing training to Covered Personnel at regular time intervals. The subject matter covered by training is relevant to their responsibilities and covers, as applicable; the DBRS codes of conduct; credit rating methodologies; DBRS's policies, procedures and controls for managing conflicts of interest and governing the holding and transacting in trading instruments; and DBRS's policies and procedures for handling Confidential Information and/or MNPI.



5. Enforcement and Disclosure of the Code and Communication with Market Participants

(5.1) DBRS disclosures are, to the best of its knowledge, complete, fair, accurate, timely and understandable to investors and other users of credit ratings.

(5.2) The Business Code has been drafted in accordance with the IOSCO Code. In the case of Section 2.9, DBRS supports a Structured Finance Issuer disclosure regime; however, DBRS does not disclose in its rating announcements the extent to which the Issuer complies with its disclosure obligations as DBRS believes that it is the obligation of the Issuer to provide this information. DBRS believes that this modified provision achieves the objectives contained in the IOSCO Code and the principles that underlie it. In the case of Section 3.11, DBRS does not publically disclose private credit rating actions, which is a departure from the IOSCO Code disclosure requirements. In the case of Section 4.2, DBRS' risk management function is not completely independent of its internal audit function, as DBRS believes the consolidation of these functions under one individual provides tangible benefits to the Company, by allowing for a more seamless and efficient flow of information between the two groups and by reducing some overlap in functionality. The head of internal audit and risk management reports directly to each DBRS Board, permitting each DBRS Board to evaluate the effectiveness of the risk management function. In addition, a DBRS Board may choose to periodically engage independent third parties to review and provide assurance with respect to the effectiveness of the risk management function. As a result, DBRS believes this modified provision achieves the objectives of the IOSCO Code and the principles that underlie it.

The GCCO and RCOs are responsible for the oversight of DBRS compliance with the Business Code and the compliance of Covered Personnel with the Employee Code of Conduct. DBRS discloses any material modifications made to this Business Code or how it is implemented and enforced on a timely basis.

(5.3) The GCCO is charged with communicating with market participants and the public regarding any complaints that DBRS may receive. Contact details for the GCCO are included in Appendix II to the Business Code.

(5.4) The Business Code, Methodologies, historical performance data and any other disclosures, as applicable, are all publicly and prominently available free of charge on the applicable DBRS websites.



Appendix I: Definitions

ANALYTICAL PERSONNEL

Analytical Personnel (singular, Analytical Person or analyst) means DBRS Covered Personnel who are responsible for participating in determining, approving or monitoring credit ratings or for developing and reviewing methodologies or models used for determining credit ratings.

AFFILIATE

An affiliate means an entity that directly or indirectly controls, is controlled by or is under common control with another entity.

ASSOCIATE

Where used to indicate a relationship with DBRS or an Analytical Person, associate means,

a. *Any company of which DBRS or an Analytical Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding,*
b. *Any partner of DBRS or an Analytical Person,*
c. *Any trust or estate in which an Analytical Person has a substantial beneficial interest or as to which he or she serves as trustee or in a similar capacity, or*
d. *Any immediate family member of an Analytical Person who resides in the same home as that person.*

CONFIDENTIAL INFORMATION

Confidential Information means information that DBRS receives from an Issuer or its authorized agent in connection with the rating process, or from other external parties, that DBRS knows or should reasonably know is confidential information. It may also refer to information developed by DBRS, including a pending credit rating action that has not yet been published on the DBRS website or through another readily accessible means as well as information about DBRS. Confidential Information includes a class of information, known as MNPI, that DBRS may receive and/or create as part of its rating activities.

DBRS MANAGEMENT

DBRS Management means those members of DBRS Covered Personnel who have personnel management responsibilities and/or have significant accountabilities and impact on DBRS business. Certain DBRS Management are also DBRS officers and directors.

DBRS COVERED PERSONNEL

DBRS Covered Personnel means all full-time or part-time DBRS employees, interns, co-ops, contractors and consultants. This includes Analytical and Non-Analytical Personnel.

IMMEDIATE FAMILY MEMBER

Immediate Family Member means spouse, domestic partner, child or other relative or person living with or financially dependent on a member of the DBRS Personnel.



Appendix I: Definitions (Continued)

ISSUER

Issuer means an entity that issues debt, debt-like securities or a credit commitment or an obligation. For the purposes of this definition, "Entity" as defined by the IOSCO Code means a government; political subdivision, agency or instrumentality of a government; or a company, corporation, partnership, trust, estate or association and "Obligation" as defined by the IOSCO Code means a trading instrument, credit commitment, loan or other similar product or transaction that has inherent credit risk.

MATERIAL NON-PUBLIC INFORMATION (MNPI)

MNPI is a class of information that DBRS receives or creates as part of its rating activities, which information has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:

- *If it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded Security; or*
- *There is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.*

NON-ANALYTICAL PERSONNEL

Non-Analytical Personnel means all DBRS Personnel not categorized as Analytical Personnel.

RATING COMMITTEE

Rating Committee means the body that determines and approves rating decisions and actions on behalf of DBRS. Rating Committees are composed of Analytical Personnel who have the appropriate knowledge and experience in developing a rating opinion for the type of rating being considered and are composed of a quorum of voting members in accordance with the Company's established policies and procedures. There are separate Rating Committees for Corporate and Structured Finance.

SECURITIES

Securities are any non-deposit financial instrument that is or is derived from any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed-income securities), notes, collective investment schemes, fixed annuities, variable annuities, open – or closed-end mutual funds, Exchange Traded Funds (ETFs) and Unit Investment Trusts (UITs).



Appendix II: Reporting Complaints Regarding DBRS — Submissions by Non-Employees

DBRS has established a procedure so that any complaints received from external parties regarding credit ratings opinions, models, methodologies and its adherence to securities laws, rating and compliance policies and procedures are subject to standard intake, evaluation and remediation processes.

Anyone may report a complaint regarding DBRS or tips alleging a violation of legal or regulatory obligations directed to the GCCO of DBRS in writing, as follows:

DBRS Global Chief Compliance Officer

140 Broadway, 35th floor

New York, New York 10005

United States

compliance@dbrs.com

The GCCO directs any complaint(s) regarding the NRSROs to the NRSRO DCO, if the DCO is not the current GCCO.

Complaints may be made on a confidential or anonymous basis. Complaints will be investigated according to the Company's standard procedures and a written response will be provided in due course, in cases where the identity of the complainant has been provided.

Tips alleging that an Issuer of Securities rated by DBRS has committed or is committing a material violation of the law may be referred to an appropriate law enforcement or regulatory body as required by statute.

DBRS Covered Personnel who are the direct recipients of external complaints are required to immediately forward the details of the complaint and the complainant's contact information to the GCCO.



Corporate Headquarters
DBRS Limited
DBRS Tower
181 University Avenue, Suite 700
Toronto, ON M5H 3M7
TEL. +1 416 593 5577
FAX +1 416 593 8432
EMAIL: info@dbrs.com

United States
DBRS, Inc.
333 West Wacker Drive, Suite 1800
Chicago, IL 60606
TEL. +1 312 332 3429
FAX +1 312 332 3492

DBRS, Inc.
140 Broadway, 35th Floor
New York, NY 10005
TEL. +1 212 806 3277
FAX +1 212 806 3201

DBRS, Inc.
100 First Stamford Place
Bldg 100 2 West
Stamford, CT 06902
Tel. +1 203 883 5877
Fax +1 203 614 1396

Europe
DBRS Ratings Limited
20 Fenchurch Street
31st Floor
London
EC3M 3BY
TEL. +44 (0)20 7855 6600
FAX +44 (0) 20 3137 5129

Mexico
DBRS Ratings México, Institución Calificadora de Valores S.A. de C.V.
Paseo de La Reforma No. 350 – Piso 11
Col. Juarez
Mexico, DF Ciudad de Mexico.
06600
Mexico
TEL. +52 55 91711536

The DBRS group of companies consists of DBRS, Inc. (Delaware, U.S.)(NRSRO, DRO affiliate); DBRS Limited (Ontario, Canada)(DRO, NRSRO affiliate); DBRS Ratings Limited (England and Wales)(CRA, NRSRO affiliate, DRO affiliate); and DBRS Ratings México, Institución Calificadora de Valores S.A. de C.V. (Mexico)(CRA, NRSRO affiliate, DRO affiliate). Please note that DBRS Ratings Limited was registered as an NRSRO affiliate on July 14, 2017. For more information on regulatory registrations, recognitions and approvals, please see: http://www.dbrs.com/research/225752/highlights.pdf.

Document Control Number: 20170525-071



GIFTS, BENEFITS AND ENTERTAINMENT GLOBAL PROCEDURE

Effective Date: April 15, 2016
Owner: Global Compliance
Applies to: All DBRS Covered Personnel

I. Purpose and Scope

DBRS acknowledges that while the giving and receiving of gifts, benefits and entertainment may be appropriate in certain business activities, it is a practice that can pose regulatory risk and may create potential, perceived or actual conflicts of interest for DBRS Covered Personnel. As such, this Gifts, Benefits and Entertainment Global Procedure ("Procedure") describes certain prohibitions on giving and receiving gifts, benefits, and entertainment and outlines the standards to be adhered to when giving and receiving gifts, benefits and entertainment is permitted and appropriate in the course of business. Giving and receiving includes soliciting, giving, receiving, accepting or transferring in any form.

This Procedure applies to all DBRS Covered Personnel, which includes Analytical and Non-Analytical Personnel, and their Immediate Family Members. This Procedure should be read in conjunction with the Employee Code of Conduct, the Anti-Bribery and Corruption Global Policy and Procedure, and any other applicable policy or procedure in effect. Terms capitalized are defined in the Appendix.

II. Procedures

A. Analytical Personnel

To avoid potential, perceived or actual conflicts of interest, and to comply with applicable regulations in all jurisdictions in which DBRS operates, Analytical Personnel must adhere to the following standards:

1. DBRS Analytical Personnel and their Immediate Family Members are prohibited from giving or receiving any gift, benefit or entertainment, including meals, to or from anyone who is or is associated with (a) an entity that is or could potentially become a customer of DBRS (e.g., a rated entity, issuer, subscriber), (b) an investor or potential investor in any entity or issuance for which DBRS may issue or maintain a credit rating, or (c) is associated with any of the preceding persons or entities (e.g., a sponsor, underwriter, originator, guarantor, broker, dealer, arranger, servicer).

2. DBRS Analytical Personnel and their Immediate Family Members may give or receive gifts, benefits, or entertainment to or from individuals, *other than those described in paragraph II.A.1.,* subject to each of the standards applicable to Non-Analytical Personnel described in II.B.

3. Incidentals that are offered to DBRS Analytical Personnel from clients or prospective clients as part of an in-office meeting, or offered by DBRS Analytical Personnel to clients or prospective clients as part of a meeting (e.g., food and refreshments offered during the course of business meetings, pens, etc.), are not deemed as gifts, benefits or entertainment and are exempt from this Procedure provided that the incidentals:



- are only consumed or used as part of the meeting; and

- have only a nominal value, which the Analytical Personnel reasonably believes does not exceed US$25 or the equivalent in local currency.

4. The receipt of a gift of nominal value (e.g., pens), benefit or entertainment provided as part of and at an industry event program (e.g., a conference) is permitted so long as the event is not organized or run by a rated entity or issuer in such manner to influence or effect the objectivity of the ratings process.

5. Any gifts, benefits or entertainment beyond those described in paragraphs II.A.3 and II.A.4 received by Analytical Personnel must be declared to the Regional Compliance Officer who will advise on appropriate remedial action, if necessary.

B. Non-Analytical Personnel

Non-Analytical Personnel may give and receive gifts, benefits or entertainment. However, they still pose regulatory risks, including a risk of potential, perceived and actual conflicts of interest. To avoid such conflicts, Non-Analytical Personnel must adhere to the following standards:

1. Non-Analytical Personnel are prohibited from giving or receiving gifts, benefits or entertainment to or from any Public Official.

2. Non-Analytical Personnel are prohibited from soliciting (i.e., asking for) gifts, benefits, or entertainment from entities with whom DBRS does business, without first obtaining approval from the Regional Compliance Officer.

3. Subject to the following paragraphs, Non-Analytical Personnel may otherwise give or receive and provide gifts, benefits and entertainment, but this must be appropriate in value. Any gifts, benefits or entertainment to be received or provided must not be likely to damage the business or professional reputation of DBRS.

4. Subject to the following paragraph, all gifts, benefits and entertainment received by Non-Analytical Personnel must be reported to the Regional Compliance Officer.

5. Non-Analytical Personnel may issue incidental merchandise to promote DBRS and its activities without notification to the Regional Compliance Officer.

6. Gifts received in the form of money or "near money", which includes items such as gift vouchers, gift cards, stock or stock options and other such type of gifts that can effectively and easily be turned into a cash benefit, are strictly prohibited and must not be accepted regardless of value.

III. DBRS Sponsored Events

During events sponsored by DBRS, including conferences, symposiums, round tables, and other similar gatherings, food, beverage, and incidental merchandise may be made available to attendees, which may include Analytical Personnel.



IV. Exceptions

Exceptions to this Procedure are granted on a case-by-case basis with the approval of the Chief Compliance Officer and/or the Regional Compliance Officer and are deemed to be one-time in nature. All exceptions must be documented and retained.

V. Appendix

A. Definitions

"Analytical Personnel" is defined as any employee who has responsibility for participating in determining, approving or monitoring credit ratings, or for developing and reviewing methodologies or models used for determining credit ratings, and their Immediate Family Members.

"Covered Personnel" is defined as all full-time or part-time DBRS employees, interns, co-ops, contract employees, contractors and consultants. This includes Analytical and Non-Analytical Personnel.

"Entertainment" is defined as an event, meal or other social activity where a DBRS Covered Person and the receiver or provider of the event, meal or other social activity are all present. For example, paying for a customer's ticket to a sporting event that the customer and DBRS Covered Person attend together is Entertainment.

"Gift" is defined as an event, meal, object or social activity received by either a DBRS Covered Person or a non-DBRS Covered Person without participation at such event, meal, or social activity by the other. For example, paying for a customer's ticket to a sporting event that the customer attends without a DBRS Covered Person is a gift.

"Immediate Family Member" is defined as a Covered Person's spouse, domestic partner, child or other relative living with or financially dependent on the Covered Person.

"Non-Analytical Personnel" is defined as Covered Personnel not categorized as Analytical Personnel.

"Public Official" is defined as an individual who holds office or is employed by, or represents, any sovereign, state, municipal, county or other governmental entity, including state owned enterprises.



LOOK-BACK REVIEW GLOBAL PROCEDURE

Effective Date: June 1, 2017
Owner: Global Compliance
Applies to: All DBRS Covered Personnel

I.   Purpose and Scope

The Look-Back Review Global Procedure ("Procedure") is designed in line with applicable regulations to identify and manage potential conflicts of interest. The Procedure establishes processes to address situations in which certain DBRS Covered Personnel terminate their employment with DBRS and subsequently become employed by a DBRS-rated entity or the issuer, underwriter or sponsor of a DBRS-rated security or money-market instrument. This Procedure covers both preliminary assessments and Look-Back Reviews and is applicable to Analytical Personnel and transition reports covering Analytical Personnel and their supervisors, and Senior Officers.   Terms capitalized throughout this document are defined in the Appendix.

II.   Preliminary Assessment and Look-Back Review Process

When an Analytical Person terminates his or her employment with DBRS, DBRS conducts a preliminary assessment to determine if a Look-Back Review is required.   If the Analytical Person goes to work for a DBRS-rated entity or the issuer, underwriter or sponsor of a DBRS-rated security or money-market instrument **and** the Analytical Person participated in any capacity in determining a rating involving such entity, security or instrument during the Review Period prior to leaving DBRS, a Look-Back Review is conducted to determine whether the Analytical Person had a conflict of interest that influenced the credit rating. Otherwise, a Look-Back review is not required.

III.   Roles and Responsibilities Relating to Preliminary Assessments and Look-Back Reviews

A.   Human Resources ("HR")
Upon being notified of the Employment Termination of an Analytical Person, HR:
1.   Determines a formal departure date and attempts to identify the new employer of the Analytical Person, either by conducting an exit interview with the departing Analytical Person, by conferring with his or her management team, or by other reasonable means.
2.   Notifies the Regional Compliance Officer ("RCO") in writing, as soon as practicable, of the Analytical Person's Employment Termination and, if known, the identity of the new employer.



B. Compliance

Upon receiving notification of an Analytical Person's Employment Termination and related information, the RCO promptly undertakes a preliminary assessment to determine the need for a Look-Back Review.

a. Preliminary Assessment

1. The RCO first determines whether DBRS maintains a rating on the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer.

    I. If the answer is *no*, the RCO promptly documents that fact, and a Look-Back Review is not required.

    II. If the answer is *yes*, the RCO contacts the Analytical Person's Group Managing Director ("GMD"), Managing Director ("MD"), Team Leader, or other appropriate person, to determine whether, during the Review Period, the departing Analytical Person participated in any capacity in determining the rating of or related to the new employer.

        a. If the RCO determines that the departing Analytical Person *did not,* during the Review Period, participate in determining a rating for the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer, the RCO promptly documents that fact, and a Look-Back Review is not required.

        b. If the RCO determines that the departing Analytical Person *did,* during the Review Period, participate in determining a rating for the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer, the RCO promptly documents that fact and institutes a Look-Back Review as described below.

2. The RCO then checks that documentation of the preliminary assessment includes:

    I. Name of Analytical Person;

    II. Date of Employment Termination;

    III. Name of new employer; and

    IV. As applicable, the date it was determined that:

        a. DBRS does not rate the new employer or a security or money-market instrument issued, underwritten or sponsored by the new employer;

        b. The departing Analytical Person did not, during the Review Period, participate in determining a rating on or related to the new employer; or

        c. A Look-Back Review is required.

b. Look-Back Review

1. The RCO shall institute and oversee the Look-Back Review to check it is completed in accordance with this Procedure. Upon completion of the Look-Back Review, the RCO shall update the supporting records, as appropriate.

2. In all cases where the RCO recommends remedial action as a result of a Look-Back Review, the RCO shall notify the Board of Directors. This can be done through the monthly compliance report to the Board of Directors or otherwise as deemed



appropriate. The RCO also may notify the appropriate regulatory authorities of matters related to a Look-Back Review, and/or take other action.

C. Group Managing Director/Managing Director/Team Leader ("Reviewer"):

The Reviewer is responsible for:

1. Notifying HR when an Analytical Person terminates his or her employment with DBRS.
2. Providing information requested by Compliance (e.g., determining the role a departing Analytical Person played in the rating of the entity or instrument related to the new employer).
3. Managing the entire review process under the oversight of the RCO.
4. Promptly determining whether the current rating was influenced by a conflict of interest. In making this determination, the Reviewer shall, as appropriate, consider the nature of the Analytical Person's involvement in the rating process; review the subject rating file(s); interview members of the subject rating committee; and make such other inquiries as the circumstances warrant. An Analytical Person's conflict of interest is deemed to have influenced a rating if, absent the conflict of interest, DBRS would have issued a different rating.
   I. If the Reviewer determines that the rating *was not* influenced by a conflict of interest, the Reviewer shall promptly notify the RCO, in writing, of that determination, and the review process ceases.
   II. If the Reviewer determines that the rating *was* influenced by a conflict of interest, the Reviewer shall promptly notify the RCO, in writing, of that determination and shall take the following additional steps within fifteen (15) calendar days from the date of the determination that the credit rating was influenced by a conflict of interest.
5. Convene a rating committee to determine whether the credit rating must be revised.
6. Depending on the decision of the rating committee, either:
   I. Issue a press release that confirms the subject credit rating and includes the following:
      a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
      b. A description of the nature of the conflict of interest;
      c. An explanation of why the affected rating is not being revised notwithstanding the presence of the conflict;
      d. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
      e. If relevant, a description of the impact the conflict had on the prior rating action(s).

   OR

   II. Issue a press release that revises the subject credit rating and that includes the following:
      a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
      b. A description of the nature of the conflict of interest;
      c. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
      d. If relevant, a description of the impact the conflict had on the prior rating action(s).
7. If the rating is not confirmed or revised within fifteen (15) calendar days of the discovery that



the credit rating was influenced by a conflict of interest, the rating must be placed Under Review, with the appropriate Implications designation. The press release should indicate the reason for placing the rating Under Review is the result of discovering the credit rating was influenced by a conflict of interest. The rating should then be confirmed or revised as promptly as possible and the appropriate disclosure as referenced in Section C paragraph 6 should be made.

IV.   NRSRO Transition Reports

Each DBRS entity that is subject to regulation as a Nationally Recognized Statistical Rating Organization ("NRSRO") must report to the US Securities and Exchange Commission ("SEC") all instances in which DBRS knows or can reasonably be expected to know that a person formerly associated with the NRSRO within the past five (5) years becomes employed by any obligor, issuer, underwriter or sponsor of a security or money market instrument for which the NRSRO issued a credit rating during the 12-month period prior to such new employment. This reporting obligation applies to:

1. Senior Officers of the NRSRO;
2. Analytical Personnel of the NRSRO who participated in any capacity in determining credit ratings of or related to the new employer; and
3. Anyone who supervised a person described in Section IV. Subsection 2.

A.   Determining the Need for a Transition Report

In addition to supplying the RCO with information regarding the Employment Termination of an Analytical Person as described above, HR also notifies the Designated Compliance Officer ("DCO") of the Employment Termination of a Senior Officer, Analytical Person or supervisor of the Analytical Person of the DBRS NRSRO, and provides information about the person's new employer, if known.

The DCO or his/her designee maintains a log of all Senior Officers, Analytical Personnel and supervisors of Analytical Personnel who have terminated their employment with the NRSRO, including those persons as to whom a Look-Back Review was not required. This log includes the following information:

1. Person's name and title;
2. List of rating group(s) of which they were a member;
3. With regard to an Analytical Person, supervisor(s), MD(s) or GMD(s);
4. Start date with new employer and departure date of prior employer; and
5. List of post-DBRS employer(s).

On an annual basis, the DCO or his/her designee seeks to confirm the current employer of each Senior Officer, Analytical Person and supervisor of the Analytical Person on the log to determine if such persons have become employed by an obligor, issuer, underwriter or sponsor of a security or money market instrument for which DBRS issued an NRSRO credit rating during the past twelve (12) months. The details for a particular person are checked for a period of five (5) years after the end of that person's association with the NRSRO. The DCO or his/her designee may use all reasonable efforts to determine current employers, including social media and interviews with former colleagues. In the case of an Analytical Person and his or her supervisors, the DCO or his/her designee also determines if the Analytical Person participated in any capacity in determining credit ratings for



such obligor, issuer, underwriter or sponsor.

B. Submitting NRSRO Transition Reports

The DCO or his/her designee submits an employment transition report to the SEC when it is determined that:

1. A Senior Officer, Analytical Person or supervisor of an Analytical Person has, within five (5) years of Employment Termination from the NRSRO, obtained employment with an obligor, issuer, underwriter or sponsor of a security or money market instrument for which DBRS has issued an NRSRO rating;

2. DBRS has issued an NRSRO rating for such obligor, issuer, underwriter or sponsor of a security or money market instrument during the 12-month period prior to such new employment; and

3. In the case of an Analytical Person or his or her supervisors, the Analytical Person participated in any capacity in determining DBRS NRSRO credit ratings for such obligor, issuer, underwriter or sponsor.

V.   Appendix

A.   Definitions

"Analytical Personnel" means any employee who has responsibility for participating in determining, approving or monitoring credit ratings, or for developing and reviewing methodologies or models used for determining credit ratings

"Covered Personnel" means all full-time or part-time DBRS employees, interns, co-ops, contractors and consultants. This includes Analytical and Non-Analytical Personnel.

"Designated Compliance Officer ('DCO')" means the Compliance Officer who has been designated with responsibility for the oversight of NRSRO activities.

"Employment Termination" means the end of employment or other association, regardless of whether it was instigated by DBRS or the Covered Person.

"Look-Back Review" means the post-employment examination of certain Analytical Personnel's rating activities in determining, approving or monitoring credit ratings, to determine whether DBRS ratings have been influenced by such persons' conflicts of interest.

"Regional Compliance Officer ('RCO')" means the Compliance Officer with primary responsibility over the DBRS entity that employed the Analytical Person subject to a Look-Back Review or preliminary assessment.

"Review Period" means a period of time preceding the Analytical Person's departure date which may be subject to a Look-Back Review. This period is the twelve (12) months preceding the date of the most recent rating action taken by the DBRS entity prior to the Analytical Person's departure date. In addition, for DBRS Ratings Limited, this period includes the twenty-four (24) months preceding the Analytical



Person's departure date from DBRS Ratings Limited.

"Senior Officer" means any Director or Covered Person ranked Group Managing Director or above.



OUTSIDE BUSINESS INTERESTS – GLOBAL PROCEDURE

Effective Date: July 11, 2013
Owner: Global Compliance Department
Applies to: All DBRS Employees

Purpose

DBRS must ensure the highest level of integrity and objectivity in all Directors and Employees. This is essential to the successful management and development of its business. The integrity and objectivity of the credit rating process and of the Analytical Personnel who determine, approve and monitor such credit ratings are key to protecting all stakeholders and the reputation and credibility of DBRS.

DBRS maintains a number of policies and procedures to identify, avoid, manage and/or disclose potential, perceived or actual conflicts of interest. This procedure outlines the controls DBRS has implemented to ensure that the risks associated with the outside business interests of its Employees and Directors do not interfere with their duties to DBRS.

Scope

This procedure applies to all Directors and Employees of DBRS in all jurisdictions.

1. Outside Business Interests:

For the purposes of these procedures, outside business interests are considered to be any form of business activity or control relationship, whether paid or unpaid, that does not form part of the individual's responsibilities to DBRS. DBRS cannot, nor would it attempt to, provide an exhaustive list of activities that could be deemed outside business interests and expects the reasonable judgment of its employees in declaring and raising any potential issues and situations that could give rise to a potential conflict of interest. However, such interests could include, but would not be limited to:

- External Control Relationships (*e.g.* Director, chairman, company secretary, partnership)
- Other Employment (*e.g.* second job, consultancy)
- Personal Business (*e.g.* family run business)
- Equity Stake (*e.g.* share of ownership in a non-publicly traded company)

DBRS acknowledges that Directors and Employees may have such business interests outside of DBRS. However, such interests must be declared to Compliance, must not create a conflict with their duties and responsibilities to DBRS and must adhere to legal, regulatory and internal policy requirements.

Employees must not solicit business or sell products or services from outside business interests to DBRS



or its Employees without the written approval of their Regional Compliance Officer.

2. Declaring an Outside Business Interest:

All outside business interests relating to DBRS Directors and Employees must be declared in writing to their Regional Compliance Officer ("RCO") in a Control Relationship Declaration ("Declaration") in a timely manner. The following points should be noted:

- Outside business interests should be declared to, and approved by the RCO, prior to being accepted or when they arise,
- The Declaration should include: name of the entity, description of the entity, Employee's role, description of Employee's responsibilities, date of activity/affiliation, estimate of number of hours, and whether activities for the outside business interest may occur during standard business hours,
- Material changes to previously declared interests should be declared as they occur,
- All new hires are required to declare their outside business interests on joining DBRS and the approval of such interests will not automatically be grandfathered.

Employee Code of Conduct

Upon commencing employment and on an annual basis, the RCO distributes a revised Employee Code of Conduct which is accompanied by the Declaration. All Directors and Employees of DBRS are required to declare all control relationships they hold as part of this submission to their RCO. The Declaration supports a collective annual review and does not replace the need for on-going declaration of interests and changes. It must not be assumed that the Declaration of outside business interests is merely an annual event.

Exceptions

There are no exceptions to the reporting of outside business interests. DBRS acknowledges that some interests present significantly less risk *e.g.* charity work, participation in residential management companies. However, such interests will still be subject to assessment and approval.

3. Review of Outside Business Interests:

Following the declaration of an outside business interest, the RCO will coordinate a conflicts of interest assessment. The responsibility for approving the final outputs of this assessment lies with Compliance and the manager of the Employee.



Insight beyond the rating.

4. Compliance:

Failure to comply with this procedure may result in disciplinary action up to, and including, termination of employment.

Document Control Number: 20130711-044



PERSONAL TRADING GLOBAL POLICY

Effective Date: May 31, 2014
Owner: Global Compliance
Applies to: All DBRS Covered Personnel

I. Purpose

DBRS is committed to providing credit rating opinions that are objective and free from economic, political, business, or personal influences. As such, in accordance with applicable regulations[1] and the DBRS Employee Code of Conduct, DBRS has developed this Personal Trading Global Policy ("Policy") which requires all Covered Personnel to report information about their Covered Accounts and Reportable Securities holdings and transactions, and restricts the ability of certain Covered Personnel to purchase, sell or own Securities of an entity or related third-party that is subject to a DBRS credit rating.

II. Scope

This Policy applies to all DBRS Covered Personnel, globally, and the Immediate Family Members of Analytical Personnel. However, certain sections apply to Covered Personnel differently depending on whether they are Analytical or Non-Analytical Personnel. Terms capitalized throughout this Policy are defined in the Appendix.

This Policy should be read in conjunction with the Personal Trading Global Procedure ("Procedure") which describes the manner in which Covered Personnel are to comply with this Policy.

III. Prohibition on insider Trading

It is a criminal offense to trade or encourage others to trade Securities while in the possession of Material Non-Public Information ("MNPI"), a practice known as "Insider Trading." All Covered Personnel are prohibited from directly or indirectly engaging in Insider Trading. Covered Personnel are also prohibited from misusing other types of Confidential Information.

IV. Requirements and Exemptions

The following components of the Policy apply to all Covered Personnel.

---

[1] SEC Rule 17g-5(b)(6) and (c)(2); CSA National Instrument 25-101, Appendix A Sections 3.14,3.15 and 4.19; and ESMA EC 1060/2009 and amended EC 462/2013, Annex 1 Section C 1 and 2 and Section B 3 and 4.



A. Requirements

All Covered Personnel must:

1. Disclose their Covered Accounts and Reportable Securities holdings to DBRS;

2. Report changes to their Covered Accounts in a timely manner;

3. Disclose all transactions in Reportable Securities by providing duplicate statements for their Covered Accounts and other means;

4. Preclear trades in Reportable Securities; and

5. Periodically review and attest to their disclosed information.

B. Exemptions

All Covered Personnel are exempt from certain disclosure, preclearance and reporting requirements, while exemptions to other requirements may be granted on a limited case-by-case basis by the sole discretion of the Compliance Department as detailed in the Procedure.

V.   Additional Requirements

The following components of the Policy apply to all Analytical Personnel.

A. Restricted List

In order to eliminate the appearance of impropriety and to mitigate potential conflicts of interest, DBRS maintains a Restricted List of all entities and related third parties (e.g., issuers, arrangers, and obligors) that are subject to DBRS credit ratings, classified by rating group (e.g., corporate, financial, structured finance). All Analytical Personnel are subject to certain restrictions pertaining to the Restricted List as detailed in the Procedure.

VI.   Confidentiality

All information that DBRS obtains pertaining to Covered Personnel in accordance with this Policy shall be kept in strict confidence, except when the Compliance Department may need to disclose such information to internal or external legal counsel, or to a regulatory or adjudicatory body pursuant to law, regulation or other legal process.

VII.   Violations

Covered Personnel who violate this Policy may be subject to disciplinary action by the firm, up to and including termination of employment. Depending on the nature of the violation, administrative, civil or criminal penalties may also ensue.



VIII. Questions

Covered Personnel who have questions about this Policy or any of the components within should contact their Regional Compliance Officer.

IX. Appendix

A. Definitions

"**Analytical Personnel**" means any employee who has responsibility for participating in determining, approving or monitoring credit ratings, or for developing and reviewing methodologies or models used for determining credit ratings, and their Immediate Family Members. Employees that have responsibility for any DBRS compliance functions, and their Immediate Family Members, are also included in this definition.

"**Automatic Transaction**" means a transaction effected as part of a program in which regular periodic purchases or withdrawals are made automatically in or from investment accounts in accordance with a predetermined schedule and allocation. This term includes stock re-organizations, assignment of options, and/or transactions in a dividend reinvestment plan.

"**Blind Trust**" means a trust in which Securities are purchased and sold for the benefit of a beneficiary who has no knowledge of the holdings in the trust and has no influence over the investment decisions made for the trust.

"**Confidential Information**" means information DBRS receives from an Issuer or its authorized agent in connection with the rating process which DBRS knows or should reasonably know is confidential information of the Issuer. It may also refer to information developed by DBRS, including a pending credit rating action that has not yet been published on the DBRS website or through another readily accessible means, as well as information about DBRS. Confidential Information includes a class of price-sensitive information, known as Material, Non-Public Information ("MNPI") that DBRS may receive and/or create as part of its rating activities.

"**Covered Account**" means any brokerage account or other type of Securities account in which the Covered Personnel has a beneficial interest or over which he or she has control. This includes a joint account the Covered Personnel has with another person, as well as an account over which the Covered Personnel has investment discretion or control (e.g. a trust account), or as to which the Covered Personnel provides advice. This term does not include routine bank accounts.

"**Covered Personnel**" means all full-time or part-time DBRS employees, interns, co-ops, contract employees, contractors and consultants. This includes Analytical and Non-Analytical Personnel.

"**Fully Managed Discretionary Account**" means a Covered Account managed on a fully discretionary basis by an investment adviser, bank or other party, as to which there is no direct or indirect



communication between the Covered Personnel and the party managing the account regarding individual investment decisions.

"**Immediate Family Member**" means a Covered Personnel's spouse, domestic partner, child or other relative or person living with or financially dependent on the Covered Personnel.

"**Material Non-Public Information**" ("**MNPI**") means a class of price-sensitive information that DBRS receives or creates as part of its rating activities, which information has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:

- If it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded Security; or

- There is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.

"**Non-Analytical Personnel**" means Covered Personnel not categorized as Analytical Personnel.

"**Reportable Securities**" means all Securities except the following:

- Shares issued by Exchange-Traded Funds ("ETFs")

- Shares issued by money-market funds

- Shares issued by mutual funds

- Shares issued by Unit Investment Trusts ("UITs") that are invested exclusively in one or more mutual funds

- Investments in 529 College Savings Plans and RESPs

- Investments in Canadian Diversified Collective Investments

"**Securities**" means any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed-income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, ETFs and UITs.



SEC RULE 17G-5(A)(3) GLOBAL PROCEDURE

Effective Date: July 14, 2017
Owner: Global Structured Finance and Global Corporate Finance
Applies to: All DBRS Covered Personnel

I.   Purpose and Scope

The SEC Rule 17g-5(a)(3) Global Procedure ("Procedure") outlines the steps DBRS takes pursuant to SEC Rule 17g-5(a)(3) ("the Rule") to manage the conflict of interest described in subsection (b)(9) of the Rule, namely, "issuing or maintaining a credit rating for a security or money market instrument issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction that was paid for by the issuer, sponsor, or underwriter of the security or money market instrument." In this regard, the Procedure defines the scope of the Rule, identifies the point in the rating process when DBRS considers itself a Hired Nationally Recognized Statistical Rating Organization ("NRSRO") under the Rule, and outlines the steps that various parties within DBRS must complete.

This Procedure applies to Covered Personnel. Terms capitalized throughout the Procedure are defined in the Appendix.

II.   Overview of Rule 17g-5(a)(3)

A. Covered Products and Instruments

1. DBRS considers the following structured finance instruments to fall within the scope of the Rule:
    - Asset-backed securities
    - Asset-backed commercial paper ("ABCP")
    - Residential mortgage-backed securities ("RMBS")
    - Single and multi-tranched collateralized debt obligations ("CDOs") and credit default swaps ("CDSs") (except single-name CDSs)
    - Commercial mortgage-backed securities ("CMBS")
    - Multi-tranched insurance securitizations
    - Structured investment vehicles ("SIVs")
    - Repackaged instruments where any of the underlying assets is a structured finance instrument

2. DBRS considers securities or instruments that are not issued by an asset pool or as part of any asset-backed securities transaction to fall outside the scope of the Rule. The following are among those securities or instruments that are considered out of scope:
    - Covered bonds or similar dual recourse securities
    - Government and mortgage agency financings (*e.g.*, Fannie Mae, Canada Housing and Mortgage Corporation ("CMHC"))
    - Derivative product companies ("DPCs")
    - Corporate/whole business securitizations
    - Project financings/infrastructure financings
    - Enhanced equipment trust certificates



- First mortgage bonds
- Split shares
- Bond funds

III. Additional Areas Considered Out of Scope

A. Investor-paid Ratings
Transactions that are initiated by and paid for by an investor **do not** fall within the scope of the (b)(9) conflict subsection of the Rule and thus, are excluded from these procedures.

B. Private Ratings
Private ratings also **fall outside the scope** of this Rule. In accordance with the Credit Ratings Global Policy, limited public disclosure of certain private credit ratings may be made to satisfy regulatory requirements with respect to the related investor or issuer. As such, a rating solely issued for regulatory/capital relief purposes, as requested by an investor, lender, issuer or its agent(s), falls outside the scope of the Rule. In order to qualify for this exception, the arranger must represent to DBRS that: (1) DBRS is being engaged to issue the subject rating on a confidential basis and (2) the arranger will not use and will not permit anyone else to use the subject rating in connection with the marketing of the rating instruments.

C. Temporary Exemption for non-US transactions
In accordance with the U.S. Security and Exchange Commission's ("SEC") May 19, 2010[1] order granting a temporary, conditional exemption from the Rule requirements, ratings on certain foreign products shall not be covered by the rule. DBRS continues to adhere to the exemption through all subsequent extensions until such time as the SEC removes the temporary, conditional exemption.

In order to qualify for this exemption, DBRS must determine that the issuer is a non-U.S person as that term is defined in Rule 902(k) of Regulation S or based on its discussions with any arranger linked to the structured finance product, that the transactions will occur outside the U.S.

D. Composite ratings are outside the scope of Rule 17g-5(a)(3)
Composite ratings take into account various component factors as well as the rankings of a servicer or the ratings of providers of credit, liquidity or other support for the rating on the structured finance instrument. DBRS considers rankings or ratings of servicers or other support providers (referred to as composite ratings) that are the product of a separate engagement, unrelated to the terms or timing of any structured finance instrument and undertaken for independent purposes to fall outside the scope of the Rule.

E. DBRS Ratings Limited Ratings
This Procedure applies only to those rating actions by DBRS Ratings Limited with respect of which DBRS Ratings Limited was engaged after July 14th, 2017, being the registration date of DBRS Ratings Limited as an NRSRO affiliate.

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[1] http://www.sec.gov/rules/exorders/2010/34-62120.pdf
Effective Date: July 14, 2017
Document Control Number: 20170622-078



IV. DBRS as a Hired NRSRO

DBRS considers a rating engagement for a specific structured finance transaction to be initiated when the following conditions have been met:

A. DBRS and the arranger have a signed letter of engagement ("LOE"); or

B. An arranger has asked DBRS in writing to begin analyzing a transaction; the arranger has provided sufficient written information or documentation for the analytical process to begin; and DBRS has agreed to undertake the work.

    1. For purposes of this section, "sufficient written information or documentation" includes the following:

        a. Pool tape to be analyzed for rating purposes;

        b. Written description of specific collateral characteristics to be analyzed for rating purposes;

        c. Written description of the transaction terms to be analyzed such as a term sheet for rating purposes; and

        d. Copy of offering circular (includes prior offering circulars for similar transactions when intended for the purposes of rating a specific transaction).

V. Structured Finance Analyst and Business Development Responsibilities

A. Business Development team members are responsible for identifying whether a specific structured finance transaction is subject to the Rule, subject in certain cases with a confirmation from the applicable Regional Compliance Officer. Business Development may also speak to the Team Leader, Managing Director or Group Managing Director, in accordance with DBRS policies and procedures to assist with the determination that a specific structured finance transaction is subject to the Rule.

B. Once DBRS determines that a rating engagement for a specific structured finance transaction covered by the Rule has been initiated, a Business Development team member must send an email to sec17g5@dbrs.com identifying the name of the transaction, the type of the transaction, and the party who is engaging DBRS to issue the initial rating.

C. In view of the fact that communications between analysts and arrangers shall be subject to posting on the arrangers' websites, analysts must conduct all such communications in a manner that protects DBRS proprietary business information and that avoids any reputational harm to the firm.

D. Business Development team members or analysts should direct any additional questions regarding the Rule to sec17g5@dbrs.com. In addition, any Covered Personnel who becomes aware that an arranger is not complying with its obligations under the Rule must promptly report this situation to Compliance.

E. Upon receipt of an email to the SEC Rule 17g-5 mailbox, Business Development shall obtain the Arranger Representations described below, unless the engagement is for a private rating or an exempt non-US transaction. The Arranger Representations may be part of a LOE or they may be placed in a stand-alone document.

F. Upon receipt of the Arranger Representations, Business Development shall update the DBRS password-protected Internet site (www.ratingsdisclosure.com) with the following information:



1. Identification of the type of security or money market instrument being rated;
2. The name of the issuer;
3. The date the rating process was initiated; and
4. The Internet website address where the issuer, sponsor or underwriter of the security or money market instrument providing the information relevant to the transaction can be accessed.

G. Business Development team members or analysts should promptly report to Compliance in the event they become aware that an arranger is not complying with its obligations under the Rule, or any other compliance issue with this rule arises.

VI. Compliance and Global Technology Responsibilities

Compliance is primarily responsible for monitoring that the process outlined above is being adhered to and administered in a timely manner. In addition to this over-arching responsibility, Compliance also performs the following specific tasks as part of the DBRS 17g-5(a)(3) process:

A. Fields requests, reviews certifications, and distributes identifications (IDs) and passwords to NRSROS allowing access to the DBRS password-protected Internet site;
B. Maintains NRSRO login IDs for one year before checking that they are deactivated;
C. Conducts analyst training on the Rule processes and procedures.
D. Receives, reviews and acts upon reports of non-compliance with the Arranger Representations; and
E. Maintains all required books and records relating to compliance with the Rule.

Global Technology is responsible for maintaining the DBRS password-protected Internet site. In addition, Global Technology generates all IDs and passwords for both NRSRO external access and internal site maintenance.

VII. Arranger Responsibilities

If an arranger wants to obtain a rating on a structured finance instrument that is covered by the Rule, the arranger must provide written Arranger Representations to DBRS. The Arranger Representations may be part of the LOE or may be stated in a stand-alone document. The arranger must comply with the Arranger Representations as long as the structured finance instrument to which any credit rating applies is outstanding. The Arranger Representations are as follows:

A. The arranger will maintain an identified password-protected Internet website;
B. The arranger will provide access to its password-protected Internet website during the calendar year to any non-hired NRSRO that provides it with a copy of the certification described in the Rule;
C. The arranger will post on its password-protected Internet website all information for purposes of determining the initial credit rating and/or undertaking rating surveillance at the same time this information is provided to DBRS; and
D. The arranger will maintain the information it is required to make available on its password-protected Internet website in a manner indicating which information should be relied on to determine or monitor the credit rating.
E. The arranger will post on a password-protected Internet website, any executed Form ABS Due



Diligence-15E containing information about the covered structured finance instrument delivered by a person employed to provide due diligence services with respect to the covered structured finance instrument.

VIII.   DBRS Responsibilities

A.   DBRS is prohibited from issuing or maintaining a credit rating subject to the Rule unless it obtains the Arranger Representations in writing.

B.   Once DBRS receives the Arranger Representations, DBRS posts on its password-protected Internet site the structured finance instrument(s) it has been hired to rate and the link to the arranger's password-protected Internet site for access by non-hired NRSROs.

C.   DBRS must provide access to its password-protected Internet site to any other NRSRO that supplies DBRS with a copy of its 17g-5(e) certification for the current year.

D.   If an arranger fails to comply with its Arranger Representations, DBRS is prohibited from issuing a credit rating for a structured finance instrument.

E.   If DBRS becomes aware that the arranger is not complying with existing Arranger Representations, DBRS may discontinue-withdraw a previously assigned credit rating.

F.   DBRS may also consider whether the arranger's conduct means that DBRS cannot reasonably rely on any aspect of the Arranger Representations with respect to other credit ratings of structured finance instruments that DBRS has already issued or is in the process of analyzing or determining at the behest of that arranger.

IX.   Appendix

A. Definitions

"**Analytical Personnel**" means any employee who has responsibility for participating in determining, approving or monitoring credit ratings, or for developing and reviewing methodologies or models used for determining credit ratings.

"**Covered Personnel**" means all full-time or part-time DBRS employees, interns, co-ops, contractors and consultants. This includes Analytical and Non-Analytical Personnel.

"**Non-Analytical Personnel**" means Covered Personnel not categorized as Analytical Personnel.



Insight beyond the rating.

STRUCTURED AND CORPORATE FINANCE STRUCTURING PROHIBITION GLOBAL POLICY

Effective Date: April 14, 2017
Owner: Global Structured Finance and Global Corporate Finance
Applies to: All DBRS Covered Personnel

I.   Purpose and Scope

This Structured and Corporate Finance Structuring Prohibition Global Policy ("Policy") has been established to assist in maintaining the integrity of the rating process by prohibiting certain conduct by Covered Personnel[1] during the production and maintenance of credit rating opinions.

This Policy applies to all Covered Personnel and should be read in conjunction with applicable supporting guidance documents.

II.   Structuring Prohibition

DBRS prohibits its Covered Personnel from making proposals or recommendations regarding the design of the legal structure, assets, liabilities or activities of the entity or instrument being rated to receive a desired credit rating (the "Structuring Prohibition").

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[1] "Covered Personnel" means all full-time or part-time DBRS employees, interns, co-ops, contractors and consultants. This includes Analytical and Non-Analytical Personnel.